Exhibit 99.2

December 1, 2020

Dear Shareholders,

The third quarter of 2020 was one of solid execution and operational excellence, an achievement made even more meaningful because of the ongoing impact of the COVID-19 crisis. Revenue was down significantly versus last year due to the timing of project sales, but this result was fully expected; revenue was at the high end of our guidance range. Gross margin of 61% far exceeded our expectations, and importantly, we reported our second consecutive quarter of profitability with net income of $2.1 million (EPS 4.3 cents).

In addition to solid top-line and bottom-line performance, we strengthened our financial position. From August through November, we implemented an “at-the-market” (ATM) equity offering program, under which we sold about $5 million of our American Depositary Shares (ADS). In September, we raised a $5 million through a registered direct placement of approximately 2.5 million ADS. In October, we raised an additional $5 million through a registered direct placement of approximately 1.54 million ADS. The capital will be used to expand our new project pipeline and for working capital. These capital infusions will enable us to execute our long-term strategic growth plan as we further consolidate our transformation into an asset-light solar project developer.

Business momentum has accelerated over the past several months. Most notably, we formed multiple joint ventures in Europe to expand our reach. The combined strengths of these joint ventures will create significant synergy and provide new opportunities to grow our global pipeline in the quarters ahead. In late September, we entered into a strategic partnership agreement with Vodasun, a Munich, Germany-based project developer, to co-develop and market ready-to-build (RTB) ground-mounted solar projects in Germany. In October, we established a joint venture with Novergy, a subsidy-free solar platform, to co-develop utility-scale projects in the U.K. Finally, in November we formed a joint venture with Innova, a company that invests in and operates a diversified portfolio of U.K. renewable energy assets, to build a utility project portfolio in the U.K.

Building on the success of these strategic joint ventures, last week we completed the sale of a portfolio of U.K. operating projects to AtmosClear Investments Ltd, a European renewable energy and cleantech private equity group. This transaction once again demonstrates our ability to optimize our solar assets through strategic sales, which enables us to generate cash flow, realize profits and further strengthen our balance sheet.

Further executing our growth plan, we recently closed the previously announced acquisition of selected assets, including DG and solar-plus-storage projects, from Nova Development Management. The acquisition immediately increased our development pipeline by approximately 200 MW, and added an experienced solar project development team, enabling us to strengthen our position as a leading global solar energy developer and operator. We believe the assets we purchased from Nova Development Management are an excellent strategic and operational fit with our business. The market focus of the acquired solar project assets is highly complementary with our existing business. In particular, the new team brings expertise in the development of U.S. distributed generation and small-scale utility projects with battery storage, which should augment our historical strength in U.S. community solar and European DG.

The acquisition provides us with immediate access to utility projects and development activities in several states, including Pennsylvania, California, New York, Maine, Illinois, and Arizona. By leveraging our global reach and experience with the new team's solid track record in the U.S., we are expanding the scale of our solar energy development platform. We look forward to capturing new market opportunities while driving value for all stakeholders.

Nova Development is not our only achievement in U.S. small utility development. We recently signed a power purchase agreement (PPA) with California-based Valley Clean Energy (VCE), a local public electricity provider formed by Yolo County and the Cities of Woodland and Davis. The project is in the town of Madison in Yolo County, California, and will add 20 MW of solar power and 6.5 MW/26 MWh (4-hour) of battery energy storage. The PPA has a duration of 20 years. The project is expected to enter commercial operation by the third quarter of 2022. We are thrilled to build a strong relationship with the VCE team through this transaction. This also marks an important milestone for us, as it is our first long-term power purchase agreement for a solar-plus-storage system that will provide significant benefits to the local community.

With an expanding pipeline of business activity, we remain optimistic about our multi-year growth prospects. In the rest of this letter, we will describe in more detail our strong position today, and prospects for robust growth tomorrow.

Large Market Opportunity

The global solar power project development business is large and yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and globally will become the single largest source of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Both Europe and the U.S. are expected to be the two key markets driving the growth of renewables in the next several years. With our focus on the U.S. and European markets (primarily Spain, France, Germany, the U.K., Poland, and Hungary), we believe we are strategically positioned for growth.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. As of November 30, 2020, our total project pipeline was approximately 800 MW, and our late-stage pipeline was 732 MW, up from 500 MW in the second quarter of 2020. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects. Importantly, we intend to add incremental project pipeline in our core markets (the U.S., U.K., Spain, Poland, France, Germany, and Hungary) to reach 1GW by year-end 2020. Our teams around the world are dedicated, skilled, and experienced…and are supported by the foundation of our strong balance sheet.

Third Quarter 2020 Highlights

	Q3’20	Q3’19	Y/Y
	($ millions)	($ millions)	Change
Revenue	$9.7	$66.0	-85%
GAAP Gross Profit	$5.9	$16.2	-64%
GAAP operating income	$2.9	$7.4	-61%
Non-GAAP operating income	$4.5	$14.0	-68%
Adjusted EBITDA	$6.3	$15.8	-60%
GAAP net income attributed to ReneSola Power	$2.1	$2.4	-11%
Non-GAAP net income attributed to ReneSola Power	$2.5	$8.9	-72%

	Q3’20	Q2’20	Q/Q
	($ millions)	($ millions)	Change
Revenue	$9.7	$26.2	-63%
GAAP gross profit	$5.9	$7.4	-21%
GAAP operating income	$2.9	$4.6	-37%
Non-GAAP operating income	$4.5	$6.0	-25%
Adjusted EBITDA	$6.3	$7.6	-17%
GAAP net income attributed to ReneSola Power	$2.1	$3.1	-32%
Non-GAAP net income attributed to ReneSola Power	$2.5	$3.6	-31%

•	Revenue of $9.7 million was at the high end of the guidance range of $8 million to $10 million

o $2.5 million from the Project Development business

o $7.1 million from the IPP business, primarily from the sale of electricity in China

•	Gross margin was 60.6%, compared to 28.4% in Q2 2020 and 24.6% in Q3 2019

•	GAAP net income attributed to ReneSola Power was $2.1 million, compared to $3.1 million in Q2 2020 and $2.4 million in Q3 2019

•	Non-GAAP[1] net income attributed to ReneSola Power was $2.5 million, compared to $3.6 million in Q2 2020 and $8.9 million in Q3 2019

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong. As of November 30, 2020, the Company’s project pipeline was at around 800 MW, of which over 730 MW are late-stage projects and about 23 MW are under construction. We believe this pipeline portfolio is attractive due to its broad geographic diversification in Europe.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	300.0	—
Poland	56.0	11.0
Hungary	40.0	11.7
France	100.0	—
Spain	36.0	—
Germany	50.0	—
U.K.	150.0	—
Total	732.0	22.7

Strong Performance and Outlook around the World

United States

Our late-stage projects total 300 MW, of which ~53 MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Utah, Florida, and Maine. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

1 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Utah	UT	10.5	DG	Under Development	2020	Project Development
MN-VOS	MN	1.4	Community Solar	Under Development	2020/2021	Project Development
MN-VOS-2	MN	8.4	Community Solar	Under Development	2020/2021	Project Development
New York	NY	25.7	Community Solar	Under Development	2020/2021	Project Development
Florida	FL	104.0	Utility Scale	Under Development	2021	Project Development
Maine	ME	17.8	DG & Community Solar	Under Development	2020/2021	Project Development
Acquisition of Selected Assets	U.S.	about 130 MW	DG & small-scale utility projects with battery storage	Under Development	2021/2022	Project Development
	Total	300.0

Poland

As of November 30, 2020, we had 56 MW of projects in our development pipeline.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	Poland	19.0	Ground- mounted	Under Development	2020/2021	Build-Transfer
Auction 2020 Q4	Poland	37.0	Ground- mounted	Under Development	2021/2022	Build-Transfer
Total		56.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has multiple “micro projects,” with an average size of 0.5 MW per project, bringing total capacity to 12.3 MW. These projects are under construction and another 27.7MW project portfolios are under development.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs,” 0.5 MW each	Hungary	12.3	DG	Under Construction	2020	Build-Transfer
Project Portfolios	Hungary	27.7	Ground- mounted	Under Development	2021	Build-Transfer
Total		40.0

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects. Additionally, one of these ground-mounted projects is a 30 MW solar park we are developing with our strategic partner, Green City Energy.

France: Late-stage		Capacity			Expected
Pipeline	Location	(MW)	Project Type	Status	COD	Business Model
Project Portfolios	France	70.0	Ground-mounted	Under Development	2021/2022	Project Development
AMI Aups / Tenergie	France	30.0	Ground-mounted	Under Development	2021/2022	Project Development
Total		100.0

Spain

We have a late-stage pipeline of 36 MW of ground-mounted projects located in the Murcia and Alicante regions.

Spain: Late-stage		Capacity			Expected
Pipeline	Location	(MW)	Project Type	Status	COD	Business Model
Caravaca	Murcia, Spain	6.0	Ground-mounted	Under Development	2021	Build-Transfer
Altajero	Murcia, Spain	6.0	Ground-mounted	Under Development	2021	Build-Transfer
Project 1	Alicante, Spain	4.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Project 2	Alicante, Spain	10.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Project 3	Alicante, Spain	10.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Total		36.0

Germany

We have secured a late-stage pipeline of 50 MW of ground-mounted projects now under development.

	Capacity
Project Pipeline	(MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios - Vodasun	50.0	Ground- mounted	Under Development	2021/2022	Build-Transfer
Total	50.0

U.K.

We have a late-stage pipeline of 150 MW of ground-mounted projects under development.

	Capacity
Project Pipeline	(MW)	Project Type	Status	Expected COD	Business Model
UK- Novergy	100.0	Ground- mounted	Under Development	2021/2022	Project Development
UK- Innova	50.0	Ground- mounted	Under Development	2021/2022	Project Development
Total	150.0

Operating Assets and Completed Projects for Sale

We currently own 193 MW of operating projects, of which we operate 149.2 MW of rooftop projects in China, 24.1 MW in the U.S., 15.4 MW in Romania, and 4.3 MW in the United Kingdom which was sold in November 2020. The China rooftop solar projects are concentrated in a few eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	149.2
- Zhejiang	36.1
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
Romania	15.4
United States	24.1
Total	188.7

Third Quarter 2020 Financial Details

Revenue

Third quarter of 2020 revenue was $9.7 million, up sequentially but down significantly year-over-year. Revenue reflected mostly the sale of electricity from the Company’s operating assets. By nature, project sales are large with unpredictable timing, and quarterly revenue will often fluctuate significantly. The Company measures its success in project sales over longer periods, typically at least a year.

Gross Profits and Gross Margin

Gross profit was $5.9 million in the third quarter of 2020, yielding a gross margin of 60.6%. This result compares to a gross profit of $7.4 million and gross margin of 28.4% in the second quarter of 2020, and a gross profit of $16.2 million and gross margin of 24.6% in the third quarter of 2019. The sequential increase in gross margin mainly reflects the higher revenue contribution from high-gross-margin energy sales.

Operating Expense and Operating Income

Operating expenses in the third quarter of 2020 were $3.0 million, up sequentially and down year-over-year. Marketing expenses of $76,000 were down both sequentially and year-over-year. General and administrative expenses of $1.8 million were up sequentially and down year-over-year. The decrease in general and administrative expenses reflects the Company’s commitment to disciplined expense control.

Third quarter 2020 operating income was $2.9 million, compared to $4.6 million in the second quarter of 2020 and $7.4 million in the third quarter of 2019. Non-GAAP2 operating income in third quarter of 2020 was $4.5 million, compared to $6.0 million in second quarter of 2020 and $14.0 million in third quarter of 2019.

Net Income

In the third quarter of 2020, net income attributed to ReneSola Power was $2.1 million, compared to $3.1 million in the second quarter of 2020 and $2.4 million in the third quarter of 2019. Net income per share was $0.04 in third quarter of 2020, compared to $0.06 in the second quarter of 2020 and $0.06 in third quarter of 2019.

2 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

Non-GAAP net income attributed to ReneSola Power in the third quarter of 2020 was $2.5 million, compared to $3.6 million in the second quarter of 2020 and $8.9 million in the third quarter of 2019. Non-GAAP net income per share was $0.05, compared to $0.08 in the second quarter of 2020 and $0.23 in the third quarter of 2019.

Financial Position

Cash and equivalents were $15.6 million as of September 30, 2020, compared to $11.3 million as of June 30. Total current assets (as disclosed in appendix 2) were $72.5 million as of September 30, 2020, compared to $68.4 million as of June 30, 2020. Long-term borrowings were $3.0 million as of September 30, 2020, unchanged during the quarter. Our long-term failed sale-lease back and finance lease liabilities associated with the financial leasing payables for rooftop projects in China were $45.2 million as of September 30, 2020, compared to $41.8 million as of June 30, 2020. Short-term borrowings were $31.3 million as of September 30, 2020, down slightly from $31.5 million as of June 30, 2020.

Outlook

For the fourth quarter of 2020, the Company expects revenue in the range of $23 to $25 million, reflecting more project sales and sequentially declining electricity sales due to normal seasonality. This mix should result in a gross margin in the range of 11% to 13%. On a non-GAAP basis, we will be profitable for the fourth quarter and the full year 2020.

Conclusion

Our strategic focus on the U.S. and Europe positions us as a global leader in project development and will produce positive results. We are driving down our cost of capital by continuing to strengthen our balance sheet, and through greater visibility and accessibility in the U.S. capital markets. We are also operating efficiently and profitably, delivering high returns, and generating strong cash flow, all of which can drive a higher equity valuation over time. We are committed to growing our business globally. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are well-positioned to deliver profitable growth in the years ahead.

I want to thank the ReneSola Power team for their great effort in addressing all the challenges we face in the current COVID-affected environment. I also want to thank our investors and stakeholders for your continued support of ReneSola Power.

Third Quarter 2020 Earnings Results Conference Call

We will host a conference call today to discuss our Q3 2020 business and financial results. The call is scheduled to begin at 4:30 p.m. U.S. Eastern Time on Tuesday, December 1, 2020 (5:30 a.m. China Standard Time on Wednesday, December 2, 2020).

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7488976

A replay of the conference call may be accessed by phone at the following numbers until December 9, 2020. To access the replay, please reference the conference passcode 7488976.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206
+86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Power

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group
Mr. Ralph Fong

+1 (415) 489-2195
ralph@blueshirtgroup.com

In China:

ReneSola Power
ir@renesolapower.com

The Blueshirt Group Asia
Mr. Gary Dvorchak, CFA
+86 (138) 1079-1480
gary@blueshirtgroup.com

Appendix 1

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	Three Months Ended
	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019
Net revenues	9,749	26,190	65,963
Cost of revenues	(3,844)	(18,756)	(49,731)
Gross profit	5,905	7,434	16,232

Operating (expenses) income:
Sales and marketing	(76)	(135)	(365)
General and administrative	(1,890)	(1,784)	(2,101)
Impairment of long-lived assets	-	(1,013)	(5,532)
Other operating income (loss)	(1,064)	64	(872)
Total operating expenses	(3,030)	(2,868)	(8,870)

Income from operations	2,875	4,566	7,362

Non-operating (expenses) income:
Interest income	165	185	2
Interest expense	(1,519)	(1,657)	(2,193)
Foreign exchange gains (loss)	945	564	(2,505)
Income before income tax, noncontrolling interests	2,466	3,658	2,666

Income tax expense	(42)	(130)	(844)
Net income	2,424	3,528	1,822

Less: Net income (loss) attributed to noncontrolling interests	313	441	(538)
Net income attributed to ReneSola Ltd	2,111	3.087	2.360

Income attributed to ReneSola Ltd per share
Basic	0.043	0.064	0.062
Diluted	0.043	0.064	0.062

Weighted average number of shares used in computing income per share*
Basic	48,684,311	48,081,890	38,081,890
Diluted	48,684,311	48,081,890	38,081,890

*Share refers to our American depositary shares (ADSs), each of which represents 10 ordinary shares

Appendix 2

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30,	Jun 30,	Sep 30,
	2020	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	15,570	11,284	9,361
Restricted cash	824	782	866
Accounts receivable, net of allowances for doubtful accounts	18,123	24,271	39,871
Advances to suppliers, net	292	2,725	614
Value added tax recoverable	6,575	5,252	6,778
Prepaid expenses and other current assets	10,181	7,414	8,893
Project assets current	20,960	8,009	27,245
Assets held for sale	-	8,630	13,220
Total current assets	72,525	68,367	106,848
Property, plant and equipment, net	139,653	136,959	155,244
Deferred tax assets, net	843	759	1,042
Project assets non-current	5,177	5,827	12,656
Operating lease right-of-use assets	22,390	22,118	23,435
Finance lease right-of-use assets	24,826	24,114	32,681
Other non-current assets	23,669	19,884	809
Total assets	289,083	273,828	332,715
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	31,292	31,459	41,357
Bond payable current	5,198	-	4,924
Accounts payable	9,804	6,732	13,980
Advances from customers	82	81	26
Amounts due to related parties	2,639	2,794	2,211
Other current liabilities	14,785	17,810	28,229
Income tax payable	757	800	1,176
Salary payable	266	355	526
Operating lease liabilities current	1,375	482	1,257
Failed sale-lease back and finance lease liabilities current	7,047	10,670	10,812
Liabilities held for sale	-	4,721	8,982
Total current liabilities	73,245	75,904	113,480
Long-term borrowings	2,976	2,995	10,905
Operating lease liabilities non-current	20,444	21,202	21,545
Failed sale-lease back and finance lease liabilities non-current	45,171	41,828	57,461
Total liabilities	141,836	141,929	203,391
Shareholders' equity
Common shares	536,961	530,208	519,313
Additional paid-in capital	9,976	9,891	9,667
Accumulated deficit	(441,544)	(443,654)	(431,406)
Accumulated other comprehensive loss	(2,044)	(2,799)	(3,164)
Total equity attributed to ReneSola Ltd	103,349	93,646	94,410
Non controlling interest	43,898	42,453	34,914
Total shareholders' equity	147,247	136,099	129,324
Total liabilities and shareholders' equity	289,083	278,028	332,715

Appendix 3

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Three Months Ended
	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019
Net cash provided by (used in) operating activities	(1,946)	5,359	46,287
Net cash provided by (used in) investing activities	(1,006)	148	308
Net cash provided by (used in) financing activities	8,331	(9,398)	(47,705)
Effect of exchange rate changes	(1,051)	(583)	30
Net increase (decrease) in cash and cash equivalents and restricted cash	4,328	(4,474)	(1,080)
Cash and cash equivalents and restricted cash, beginning of the period	12,066	16,576	11,989
Cash and cash equivalents and restricted cash held for sale		(36)	(682)
Cash and cash equivalents and restricted cash, end of the period	16,394	12,066	10,227

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides Adjusted EBITDA as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

•  EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Unaudited Reconciliation

	Three months ended
	September 30, 2020	June 30, 2020	Sep 30, 2019
		(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$9,749	$26,190	$65,963
Add: Discount of electricity subsidy in China	425	267	-
Non-GAAP Net revenue	$10,174	$26,457	$65,963
GAAP Gross Margin
US. GAAP as reported	$5,905	$7,434	$16,232
Add: Discount of electricity subsidy in China	425	267	-
Non-GAAP Gross Margin	$6,330	$7,701	$16,232
Reconciliation of operating expenses
GAAP operating expenses	(3,030)	$(2,868)	$(8,870)
Add: Discount of electricity subsidy in China	-	-	-
Add: Share based compensation	85	85	71
Add: Bad debt provision of receivables	362	-	20
Add: Impairment of long-lived assets	-	1,013	5,532
Add: Loss on disposal of project assets	755	-	-
Add: Loss on disposal of property, plant and equipment	234	22	968
Less: Gains on disposal of property, plant and equipment	(246)	-	-
Non-GAAP operating expenses	$(1,840)	$(1,749)	$(2,279)

	Three months ended
	September 30, 2020	June 30, 2020	Sep 30, 2019
Reconciliation of Operating Income
GAAP Operating Income	$2,875	$4,566	$7,362
Add: Discount of electricity subsidy in China	425	267	-
Add: Share based compensation	85	85	71
Add: Bad debt provision of receivables	362	-	20
Add: Impairment of long-lived assets	-	1,013	5,532
Add: Loss on disposal of project assets	755	-	-
Add: Loss on disposal of property, plant and equipment	234	22	968
Less: Gains on disposal of property, plant and equipment	$(246)	-	-
Non-GAAP Operating Income	4,490	$5,952	$13,953
Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to RevueSola Ltd	$2,111	$3,087	$2,360
Add: Discount of electricity subsidy in China	254	160	-
Add: Share based compensation	85	85	71
Add: Bad debt provision of receivables	362	-	20
Add: Impairment of long-lived assets		972	3,350
Add: Loss on disposal of project assets	755	-	-
Add: Loss on disposal of property, plant and equipment	140	13	579
Less: Gains on disposal of property, plant and equipment	(147)	-	-
Less: Interest income of discounted electricity subsidy in China	(86)	(114)	-
Add: Foreign exchange loss (gain)	(945)	(564)	2,505
Non-GAAP Net income attributed to ReneSola Ltd	$2.529	$3,639	$8,885